UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                         to

Commission file number: 001-33037

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Sonabank

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SOUTHERN NATIONAL BANCORP OF VIRGINIA, INC.
6830 Old Dominion Drive
McLean, Virginia 22101

Table of Contents

VBA Defined Contribution Plan for Sonabank

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

Contents

Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Assets Available for Benefits	4
Statement of Changes in Assets Available for Benefits	5
Notes to Financial Statements	6

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

2

Report of Independent Registered Public Accounting Firm

To the Audit Committee
Southern National Bancorp of Virginia, Inc.

We have audited the accompanying statements of net assets available for benefits of the VBA Defined Contribution Plan for Sonabank (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Dixon Hughes Goodman LLP
Rockville, Maryland
June 27, 2014

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VBA Defined Contribution Plan for Sonabank
Statements of Net Assets Available for Benefits

December 31,	2013	2012
ASSETS

Investments at fair value (see Notes 3, 4 and 5)	$2,402,794	$1,682,543

Receivables
Participant contributions receivable	-	18,301
Employer contributions receivable	103,207	94,855
Notes receivable from participants	64,246	69,385
Other receivables	-	1,539

Assets reflecting investments at fair value	2,570,247	1,866,623

Adjustment from fair value to contract value for
interest in common collective trust relating to
fully benefit-responsive investment contracts	(5,290)	(14,240)

Total Assets	2,564,957	1,852,383

LIABILITIES

Excess contributions payable	26,905	30,362

Net assets available for benefits	$2,538,052	$1,822,021

The accompanying notes are an integral part of these financial statements.

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VBA Defined Contribution Plan for Sonabank
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments (Note 3)	$313,303
Interest and dividends	58,663
371,966

Interest income on notes receivable from participants	2,490

Contributions
Participant	273,207
Employer	103,442
Rollover	16,001
392,650

Total additions	767,106

Deductions from net assets attributed to
Benefits paid to participants	43,166
Administrative expenses	7,909

Total deductions	51,075

Net increase	716,031

Net assets available for benefits
Beginning of year	1,822,021

End of year	$2,538,052

The accompanying notes are an integral part of these financial statements.

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VBA Defined Contribution Plan for Sonabank

Notes to Financial Statements

December 31, 2013 and 2012

1.      Description of Plan

The following description of the VBA Defined Contribution Plan for Sonabank (Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Southern National Bancorp of Virginia, Inc. (Company).  The management of the Company controls and manages the operation and administration of the Plan.  Reliance Trust Company serves as the custodian of the Plan.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100 percent of pretax annual compensation, as defined in the plan document, subject to Internal Revenue Code (IRC) limitations.  Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified plans and certain individual retirement accounts.  The employer may make an Employer Base Contribution for each Plan year in such amount, if any, which the employer shall determine. The employer shall make an Employer Matching Contribution for each Plan year in the amount of a discretionary percentage to be determined by the employer on a year to year basis. Contributions are subject to certain limitations.

Investment Options

Participants direct the investment of their accounts into various investment options offered by the Plan.  The Plan currently offers employer stock, a common collective trust and mutual funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and plan earnings (losses), and charged with benefit payments.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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Vesting

Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s contributions is based on years of service, as defined in the Plan.  Participants are 100 percent vested after three years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator.  At December 31, 2013, outstanding loans bore interest rates ranging from 3.25% to 3.50%. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump sum payment.  In-service hardship withdrawals are permitted from a rollover account.  In-service severe hardship withdrawals are permitted from the pre-tax account.

At December 31, 2013 and 2012, forfeited nonvested accounts were $462.  During 2013, no funds from forfeited nonvested accounts were used to reduce employer contributions.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities.  Accordingly, actual results may differ from those estimates and assumptions.

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Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

In accordance with GAAP, the common collective trust held by a defined-contribution plan is required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits present the fair value of the common collective trust as well as the adjustment to the fully benefit-responsive common collective trust from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income from notes receivable from participants is recorded when received.  Other interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance.  Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded upon distribution.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document.  Certain administrative functions are performed by employees of the Company.  No such employee receives compensation from the Plan.

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3.    Investments

The following table presents investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2013	2012

American Beacon Large Cap Fund	$248,352	$154,867
Reliance Trust Stable Value Fund	$246,026	$211,958
PIMCO Total Return Admin Fund	$212,643	$191,130
T. Rowe Price Institutional Large Cap Growth Fund	$225,320	$103,416
Buffalo Small Cap Fund	$184,534	$121,856
Southern National Bancorp of Virginia, Inc. common stock	$426,362	$303,094
American Europacific Growth Fund	$134,616	*
Goldman Sachs Mid Cap Value Fund	$136,257	*

* Investment did not represent 5 percent of more of the Plan’s net assets at year-end.

During 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Mutual funds	$235,327
Southern National Bancorp of Virginia, Inc. common stock	73,333
Common collective trust	4,643

$313,303

4.    Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  These tiers include:

●	Level 1: Observable inputs such as quoted prices in active markets.
●	Level 2: Inputs other than quoted prices in active markets that are either directly or indirectly observable.
●	Level 3: Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

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Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2013 and 2012.

When quoted prices are available in active markets for identical instruments, investment securities are classified within Level 1 of the fair value hierarchy.  Level 1 investments include mutual funds, money market funds and the Company’s common stock.  The fair value of the Plan’s investment in the Company’s common stock is determined by the closing price reported on NASDAQ.

Level 2 investment securities include a common collective trust fund for which quoted prices are not available in active markets for identical instruments.  The common collective trust is valued at the closing net asset value (NAV) of the units held by the Plan at year end based on information provided and certified by the custodians.

The following tables set forth by level within the fair value hierarchy the Plan’s assets accounted for at fair value on a recurring basis as of December 31, 2013 and 2012:

	Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Bond	$446,882	$-	$-	$446,882
Growth	603,242	-	-	603,242
Value	501,275	-	-	501,275
Blend	156,993	-	-	156,993
Southern National Bancorp of Virginia, Inc. common stock	426,362	-	-	426,362
Money market fund	22,014	-	-	22,014
Common collective trust - stable value*	-	246,026	-	246,026

Total	$2,156,768	$246,026	$-	$2,402,794

	Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds
Bond	$367,698	$-	$-	$367,698
Growth	389,035	-	-	389,035
Value	314,431	-	-	314,431
Blend	78,443	-	-	78,443
Southern National Bancorp of Virginia, Inc. common stock	303,094	-	-	303,094
Money market fund	17,884	-	-	17,884
Common collective trust - stable value*	-	211,958	-	211,958

Total	$1,470,585	$211,958	$-	$1,682,543

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*Represents investment in a common collective trust fund consisting of equity securities in domestic and foreign corporations and various fixed-income securities.  There are no unfunded commitments.  Certain withdrawals for other than normal benefit payments and participant directed transfers may require up to 12 months notice (see Note 5).

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.     Stable Value Fund

The Stable Value Fund (the “Fund”) is a collective trust fund sponsored by Reliance Trust Company.  The underlying investments are primarily guaranteed investment contracts with MetLife. The beneficial interest of each participant is represented by units.  Units are issued and redeemed daily at the Fund’s NAV.  Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses.  The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs.  Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Restrictions on the Plan

Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor.  The following employer-initiated events may limit the ability of the Fund to transact at contract value:

●	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
●	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
●	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
●	Any transfer of assets from the Fund directly into a competing investment option
●	The establishment of a defined contribution plan that competes with the Plan for employee contributions
●	Complete or partial termination of the Plan or its merger with another plan

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Circumstances that Impact the Fund

The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties.  A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances.  Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances.  In a typical wrapper contract, the wrapper issuer agrees to pay the difference between the contract value and the market value of the underlying assets if the market value falls below the contract value.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events.  These events include:

●	Any substantive modifications of the Fund or the administration of the Fund that is not consented to by the wrapper issuer
●	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow
●	Employer-initiated transactions by participant plans as described above

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of its assets decline.  The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations.  The wrapper issuer’s ability to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets.  This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract.  Wrapper contracts are not transferable and have no trading market.  There are a limited number of wrapper issuers.  The Fund may lose the benefit of a wrapper contract on any portion of its assets in default in excess of a certain percentage of portfolio assets.

The crediting rate of the contract resets every month based on the performance of the underlying investment portfolio.  To the extent that the Fund has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the wrapper contract), the interest crediting rate may differ from then-current market rates.  An investor currently redeeming Fund units may forego a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates.

	December 31, 2013	December 31, 2012
Average yields:
Based on actual earnings	(1.58%)	6.84%
Based on interest rate credited to participants	3.34%	3.90%

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6.     Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Reliance Trust Company.  Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.  Fees paid to the custodian by the plan for administrative services were $7,909 for the year ended December 31, 2013.

At December 31, 2013 and 2012, the Plan held 42,320 and 37,258 shares, respectively, of the Company’s common stock.  During 2013, the Plan did not record any dividend income related to the Company’s common stock.

7.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, participants would become 100 percent vested in their accounts.

8.     Tax Status

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated March 11, 2011, that the plan is designed in accordance with applicable sections of the IRC.  The Plan has been amended since receiving the determination letter. However,the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

9.     Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

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VBA Defined Contribution Plan for Sonabank

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 20-2453966     Plan 001

December 31, 2013

		(c) Description of investment
		including maturity date,
	(b) Identity of issue, borrower,	rate of interest, collateral,	(d)	(e) Current
(a)	lessor or similar party	par or maturity value	Cost **	value

Common collective trust:
*	Reliance Trust	Stable Value Fund, at contract value		$240,736

Mutual funds:
	American Beacon	Large Cap Fund		248,352
	American Funds	EuroPacific Fund		134,616
	Goldman Sachs	Mid Cap Value Fund		136,257
	Managers	Bond Service Fund		4,285
	Munder	Mid-Cap Core Growth Fund		98,814
	Columbia	Small Cap Value Fund		30,289
	Oppenheimer	Developing Market Fund		76,126
	PIMCO	Total Return Admin Fund		212,643
	T. Rowe Price	Institutional Large Cap Growth Fund		225,320
	Virtus	Real Estate Securities Fund		18,448
	Buffalo	Small Cap Fund		184,534
	BlackRock	Equity Dividend Fund		86,377
	Vanguard	Total International Stock Fund		14,893
	Vanguard	Inflation Protected Securities Fund		16,986
	Vanguard	Total Bond Market Index Signal Fund		74,173
	Vanguard	500 Index Signal Fund		23,747
	Vanguard	Total Stock Market Index Signal Fund		7,484
	Allianz	High Yield Bond Fund		231
	Federated	Intermediate Government/Corporate Fund		114,817

*	Southern National Bancorp of Virginia, Inc.	Common stock, 42,320 shares		426,362

	Fidelity	Money market fund		22,014

*	Participant loans***	Maturing through 2022, interest rates ranging from 3.25% to 3.50%, collateralized by participant accounts	-	64,246

			$-	$2,461,750

*	Party-in-interest
**	Cost information omitted for participant-directed accounts.
***	The accompanying financial statements classify participant loans as notes receivable from participants.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Southern National Bancorp of Virginia, Inc., as Plan Administrator of the VBA Defined Contribution Plan for Sonabank, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA DEFINED CONTRIBUTION PLAN
FOR SONABANK
By: Southern National Bancorp of Virginia, Inc.,
Plan Administrator

DATE: June 27, 2014	/s/ William H. Lagos
William H. Lagos
Senior Vice President and Chief Financial Officer

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Exhibit Index

Exhibit 23.1	Consent of Dixon Hughes Goodman LLP, Independent Registered Public Accounting Firm dated June 27, 2014

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